Free writing prospectus
dated May 21, 2014
Filed pursuant to Rule 433
Registration Statement No. 333-194459

Post Holdings Announces Pricing of Common Stock and Tangible Equity Units Offerings

St. Louis, Missouri - May 21, 2014 - Post Holdings, Inc. (NYSE:POST) (the “Company”) today announced the pricing of its previously announced common stock offering of 5,500,000 shares at $47.70 per share. The size of the common stock offering was increased from 4,500,000 shares to 5,500,000 shares. The Company also granted the underwriters a 30-day option to purchase up to an additional 825,000 shares of common stock at the public offering price less the underwriting discount. The common stock offering is expected to close on May 28, 2014, subject to customary closing conditions.
The Company also announced the pricing of its previously announced offering of 2,500,000 5.25% tangible equity units (the “Units”), with a stated value of $100.00 per Unit. The size of the Units offering was increased from 2,000,000 Units to 2,500,000 Units. The Company also granted the underwriters an option to purchase within 13 days beginning on, and including, the date of the initial issuance of the Units, up to an additional 375,000 units. The Units offering is expected to close on May 28, 2014, subject to customary closing conditions. Each Unit will consist of a prepaid stock purchase contract and an amortizing note. Unless earlier settled, each stock purchase contract will automatically settle on June 1, 2017 (subject to postponement in limited circumstances) for a number of shares of the Company’s common stock that will equal at least 1.7114 shares and not more than 2.0964 shares (subject to adjustments in certain circumstances). The amortizing notes will pay proportionally equal cash quarterly installments of $1.3125 per amortizing note (except for the first such installment, which will be $1.35625 per amortizing note), which will constitute a payment of interest and a partial repayment of principal, and which in the aggregate will be equivalent to a 5.25% cash payment per year with respect to each $100.00 stated amount of the Units. The amortizing notes will have a final installment payment date of June 1, 2017 and will be unsecured senior obligations of the Company.
The common stock and Units offerings are being conducted as separate offerings from the Company’s previously announced offering of $630 million in aggregate principal amount of senior notes due 2022. None of the offerings is contingent upon any other offering. The Company intends to use the net proceeds from the proposed offerings, together with cash on hand and approximately $625 million of new term loan borrowings (a decrease from its previous estimate of approximately $735 million), to fund the previously announced acquisition of MFI Holding Corporation (“Michael Foods”) and to pay related fees and expenses. The final terms of the debt components of the acquisition financing will be subject to market and other conditions, and may be materially different than current expectations.
The common stock and Units offerings are not contingent on the consummation of the acquisition of Michael Foods, and in the event the acquisition does not close, all of the proceeds of the offerings would be used for general corporate purposes, which could include, among other things, financing the previously announced PowerBar and Musashi acquisition and financing additional acquisition opportunities, working capital and capital expenditures. Separately, the Company also intends to borrow approximately $260 million of additional new term loan borrowings (in addition to the approximately $625 million described above) and to use the net proceeds of such additional borrowings for general corporate purposes, including the purposes described in the preceding sentence. In total, the Company would have approximately $885 million of term loan borrowings after the completion of the Michael Foods acquisition.
Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Wells Fargo Securities, LLC, Goldman, Sachs & Co., BMO Capital Markets Corp. and Nomura Securities International, Inc. are serving as book-running managers for the common stock and Units offerings. BofA Merrill Lynch, SunTrust Robinson Humphrey, Inc., Rabo Securities USA, Inc., PNC Capital Markets LLC and Stifel, Nicolaus & Company, Incorporated are serving as co-managers for the common stock and Units offerings. Barclays Capital Inc. will serve as the representative of the underwriters for the common stock and Units offerings.

The common stock and Units are being offered by the Company pursuant to a Form S-3 shelf registration statement (including a base prospectus) previously filed with the Securities and Exchange Commission (SEC) on March 10, 2014 and amended on May 19, 2014. Before you invest, you should read the prospectus in the registration statement, related prospectus supplement for the common stock offering or the Unit offering and the other documents that the Company has filed with the SEC for more complete information about the Company and these offerings. You may obtain the preliminary prospectus supplement for each of the common stock offering and the Unit offering, the registration statement and the other documents for free by visiting EDGAR on the SEC’s website located at www.sec.gov. Copies of the preliminary prospectus supplement for each of the common stock offering and the Unit offering and the accompanying prospectus for each such prospectus supplement may also be obtained from the offices of Barclays Capital Inc., Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone: 888-603-5847 or by email: barclaysprospectus@broadridge.com; Credit Suisse Securities (USA) LLC, Attention: Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010, by telephone: 800-221-1037, or by email at newyork.prospectus@credit-suisse.com; Wells Fargo Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, by telephone: 800-326-5897, or by email: cmclientsupport@wellsfargo.com; Goldman, Sachs & Co., by mail, Attn: Prospectus Department, 200 West Street, New York, NY 10282, by facsimile: 212-902-9316, by email: prospectus-ny@ny.email.gs.com; or by telephone: 866-471-2526; BMO Capital Markets Corp., Attention: Syndicate Department, 3 Times Square, 27th Floor, New York, New York 10036, or by email at bmoprospectus@bmo.com, or by telephone 800-414-3627; or Nomura Securities International, Inc., Attention: Equity Syndicate, Worldwide Plaza, 309 West 49th Street, 5th floor, New York, NY 10019-7316 or by telephone 212-667-9562.
This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.
Cautionary Statement on Forward-Looking Language
Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this release. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this release. All forward-looking statements are subject to a number of important factors, risks, uncertainties and assumptions that could cause actual results to differ materially from those described in any forward-looking statements. These factors and risks include, but are not limited to, unanticipated developments that prevent, delay or negatively impact the offering and other financial, operational and legal risks and uncertainties detailed from time to time in the Company’s cautionary statements contained in its filings with the Securities and Exchange Commission. These forward-looking statements represent the Company’s judgment as of the date of this press release. The Company disclaims, however, any intent or obligation to update these forward-looking statements. There can be no assurance that the proposed transactions will be completed as anticipated or at all.
Contact:
Investor Relations
Brad Harper
brad.harper@postfoods.com
(314) 644-7626